                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

        UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934


                             Standard Commerce, Inc.
                    -----------------------------------------
                 (Name of Small Business Issuer in Its Charter)


Delaware                                             20-8296010
------------                                         --------------
(State or Other Jurisdiction of                     (I.R.S. Employer
Incorporation or Organization)                      Identification No.)

330 Clematis Street, Suite 217 West Palm Beach, FL 33401
-----------------------------------------------------------
 (Address of Principal Executive Offices)    (Zip Code)

Issuer's Telephone Number: 800-341-2684

Securities to be registered under Section 12(b) of the Exchange Act:

Title of class                              Name of each exchange on which
to be so registered                         each class is to be registered

         None                                           None
____________________________                _______________________________


Securities to be registered under Section 12(g) of the Exchange Act:

                          Common stock, $.001 par value
        ________________________________________________________________
                                (Title of class)


        ________________________________________________________________
                                (Title of class)



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                                TABLE OF CONTENTS

PAGE
                                     PART I

Forward-Looking Statements                                                     1

Item 1. Description of Business                                                1

Item 2. Management's Discussion and Analysis or Plan of Operation             13

Item 3. Description of Property                                               15

Item 4. Security Ownership of Certain Beneficial Owners and Management        15

Item 5. Directors and Executive Officers, Promoters and Control Persons       16

Item 6. Executive Compensation                                                16

Item 7. Certain Relationships and Related Transactions And Director
        Independence                                                          17

Item 8. Description of Securities                                             17

                                     PART II

Item 1. Market Price of and Dividends on the Company's Common Equity and
        Related Stockholder Matters                                           19

Item 2. Legal Proceedings                                                     21

Item 3. Changes in and Disagreements with Accountants                         21

Item 4. Recent Sale of Unregistered Securities                                21

Item 5. Indemnification of Directors and Officers                             21

                                    PART F/S

                                    PART III

Item 1. Index to Exhibits

Item 2. Description of Exhibits

FORWARD-LOOKING STATEMENTS

         Some of the statements contained in this registration statement on Form 10-SB/12g of Standard Commerce, Inc. (hereinafter the "Company", "We" or "Standard Commerce") discuss future expectations, contain projections of our plan of operation or financial condition or state other forward-looking information. In this registration statement, forward-looking statements are generally identified by the words such as "anticipate", "plan", "believe", "expect", "estimate", and the like. Forward-looking statements involve future risks and uncertainties, there are factors that could cause actual results or plans to differ materially from those expressed or implied. These statements are subject to known and unknown risks, uncertainties, and other factors that could cause the actual results to differ materially from those contemplated by the statements. The forward-looking information is based on various factors and is derived using numerous assumptions. A reader whether investing in the Company's securities or not, should not place undue reliance on these forward-looking statements, which apply only as of the date of this Registration Statement. Important factors that may cause actual results to differ from projections include, for example:

- the success or failure of management's efforts to implement the Company's plan of operation;
- the ability of the Company to fund its operating expenses;
- the ability of the Company to compete with other companies that have a similar plan of operation;
- the effect of changing economic conditions impacting our plan of operation;
- the ability of the Company to meet the other risks as may be described in future filings with the SEC.

Readers are cautioned not to place undue reliance on the forward-looking statements contained herein, which speak only as of the date hereof. We believe the information contained in this Form 10-SB to be accurate as of the date hereof. Changes may occur after that date. We will not update that information except as required by law in the normal course of its public disclosure practices.

Additionally, the following discussion regarding our financial condition and results of operations should be read in conjunction with the financial statements and related notes.

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS

History

         Standard Commerce, Inc., (the "Company" or "Standard Commerce"), was originally formed in December 1994 in Nevada as Vietnam/US International Trade Corp for purposes of engaging in the food services import and export business. At the time of formation the Company was authorized to issue 1,000 shares of no par value capital stock.

         In 1999, the officers and directors of Standard Commerce resigned and appointed Daniel L. Hodges as its sole officer and director. At that time Mr. Hodges was in the business of bringing shell companies public and thereafter seeking merger and acquisition partners for the new public companies. In June 1999 Standard Commerce changed its name to Pioneer Spirit 2000 and increased its


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authorized capital stock to 100,000,000 shares of common stock, par value $.001.
Pioneer Spirit 2000 was not engaged in business activities and its business purpose was to locate an operating business in which to either merge or acquire. In early 2000 Pioneer Spirits 2000 began quoting its stock on the NASDAQ pinksheets under the symbol "PSPR.PK". On February 20, 2000 Mr. Hodges sold his stock ownership of 950,000 back to the treasury of Standard Commerce (then Pioneer Spirits 2000) and resigned from all positions.

         Also in February 2000 Standard Commerce issued 32,000,000 shares of its common stock to Chong Wai Hong which at the time represented 79.408% of the total issued and outstanding shares of common stock. Mr. Hong received the stock in Standard Commerce in exchange for one hundred percent of the stock ownership in Mighty Star Holdings, Inc. a British Virgin Islands corporation. Mr. Hong became a director and CEO of the Company and remained the principal shareholder, CEO and a director until December 2002. In May 2000 Standard Commerce changed its name to Mighty Star, Ltd and its trading symbol to "MTYS.PK"

         From early 2000 through December 2002, Standard Commerce (then Mighty
Star) was engaged in the business of exporting agricultural products from the United States to the Peoples Republic of China and had its principal place of business in California.

         In January, 2003 Chong Wai Hong sold his 32,000,000 shares of common stock in Standard Commerce to Lam Cheong Kam. At the time of the sale, the 32,000,000 shares represented 82.11% of the total issued and outstanding common stock of Standard Commerce.

         Although in April 2003 Standard Commerce changed its name to Shao Tong Chuan Health Vegetarian Foods (USA) Holdings, Inc ("Shao Tong") the Company had effectively ceased all operations by December 2002. The original business plan of Shao Tong was to import vegetarian foods from China, Hong Kong and Singapore into the United States. However, the business never got started and was soon abandoned. Standard Commerce has not engaged in any business activities and has virtually been dormant since that time.

         On July 31, 2006, In its Order APPOINTING MICHAEL ANTHONY AS CUSTODIAN OF SHAO TONG CHUAN HEALTH VEGETARIAN FOODS (USA) HOLDINGS, INC. PURSUANT TO NRS
78.34 the Eighth District Court, Clark County, Nevada entered an Order granting the custodianship of the Company to Michael Anthony. The material terms of the transaction confirmed by the Clark County Court generally authorize Mr. Anthony to appoint new members to the Company's board of directors and to take any and all actions on behalf of the Company permitted by Nevada Statutes Section 78.347.

         The actions authorized under NRS 78.347 include:

         - To settle the affairs, collect the outstanding debts, sell and convey the property, real and personal

         - To demand, sue for, collect, receive and take into his or their possession all the goods and chattels, rights and credits, moneys and effects, lands and tenements, books, papers, choses in action, bills, notes and property, of every description of the corporation

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         - To institute suits at law or in equity for the recovery of any estate, property, damages or demands existing in favor of the corporation

         - To exercise the rights and authority of a Board of Directors and Officers in accordance with state law, the articles and bylaws

         In accordance with the Order, Mr. Anthony appointed himself as sole interim Director and President. In addition, the Company hired Century Capital Partners, LLC ("CCP") a business consulting firm and affiliated entity, for the purpose of assisting the Company in its efforts to reinstate the Company in good standing with the State of Nevada, conduct asset and liability searches, retain legal counsel and accountants and to generally assist in performing the duties and functions of the custodian. CCP has also agreed to advise the Company as to potential business combinations. Mr. Anthony is the managing member of CCP. Accordingly, CCP is an affiliated entity.

         As of March 5, 2007, Standard Commerce is not in negotiations with, nor does it have any agreements with any potential merger candidate.

         On September 7, 2006 after proper notice to all shareholders, the Company held an annual meeting for the purpose of the election of directors. Michael Anthony was elected the sole Director and thereafter appointed as President, Secretary and Treasurer.

         In August 2006, CCP contributed an estimated $60,000 as paid in capital to Standard Commerce. Standard Commerce is to use these funds to pay the costs and expenses necessary to revive the Company's business and implement the Company's business plan. Such expenses include, without limitation, fees to reinstate the Company's corporate charter with the state of Nevada; payment of all past due franchise taxes; settling all past due accounts with the Company's transfer agent; calling and holding a shareholder's meeting; accounting and legal fees; and costs associated with preparing and filing this Registration Statement, etc.

         In consideration for these services and capital contribution(s), on August 1, 2006, Standard Commerce issued to CCP 60,000,000 shares of its common stock representing approximately 61.2% of its common stock outstanding on that date.

         On December 22, 2006, the Company changed its name to Standard Commerce, Inc. The name was not meant to be indicative of the Company's business plan or purpose. As more fully described herein under the heading "Current Business Plan", Standard Commerce's current business plan is to seek, investigate and, if such investigation warrants, acquire an interest in business opportunities presented to it by persons or firms who or which desire to seek the perceived advantages of an Exchange Act registered corporation.

         On December 15, 2006, Standard Commerce, Inc. was incorporated in Delaware for the purpose of merging with Standard Commerce, Inc. a Nevada Corporation so as to effect a redomicile to Delaware. The Delaware Corporation was authorized to issue 100,000,000 shares of $.001 par value common stock and 1,000,000 shares of $.001 par value preferred stock. On January 8, 2007, both Standard Commerce the Nevada corporation and Standard Commerce the Delaware corporation signed and filed Articles of Merger, with the respective states, pursuant to which the Nevada Corporation's shareholders received one share of new (Delaware) common stock for every one share of old (Nevada) common stock they owned. All outstanding shares of the Nevada Corporation's common stock were effectively purchased by the new Delaware Corporation, effectively merging the Nevada Corporation into the Delaware Corporation, and making the Delaware Corporation the surviving entity.

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         On January 19, 2007 Standard Commerce increased its authorized common stock to 200,000,000 shares par value $.001, and enacted a reverse split of its common stock on a 1:20 basis. The Shareholders of Standard Commerce approved the amendment to the Articles of Incorporation to increase the authorized common stock and effectuate the reverse split, by consent. On January 20, 2007 Standard Commerce's trading symbol was changed to "STCC.PK".

         Standard Commerce has never been in bankruptcy, a receivership or similar proceeding.

Current Business Plan

         Standard Commerce is a shell company in that it has no or nominal operations and either no or nominal assets. At this time, Standard Commerce's purpose is to seek, investigate and, if such investigation warrants, acquire an interest in business opportunities presented to it by persons or firms who or which desire to seek the perceived advantages of an Exchange Act registered corporation. The Company will not restrict its search to any specific business, industry, or geographical location and the Company may participate in a business venture of virtually any kind or nature. This discussion of the proposed business is purposefully general and is not meant to be restrictive of the Company's virtually unlimited discretion to search for and enter into potential business opportunities. Management anticipates that it may be able to participate in only one potential business venture because the Company has nominal assets and limited financial resources. This lack of diversification should be considered a substantial risk to shareholders of the Company because it will not permit the Company to offset potential losses from one venture against gains from another.

         Standard Commerce's common stock has been subject to quotation on the pink sheets. There is not currently an active trading market in the Company's shares nor do we believe that any active trading market has existed for the last 2 years. There can be no assurance that there will be an active trading market for our securities following the effective date of this Registration Statement. In the event that an active trading market commences, there can be no assurance as to the market price of our shares of common stock, whether any trading market will provide liquidity to investors, or whether any trading market will be sustained.

         Management has substantial flexibility in identifying and selecting a prospective new business opportunity. Standard Commerce would not be obligated nor does management intend to seek pre-approval by our shareholders.

         Standard Commerce may seek a business opportunity with entities which have recently commenced operations, or which wish to utilize the public marketplace in order to raise additional capital in order to expand into new products or markets, to develop a new product or service, or for other corporate purposes. Standard Commerce may acquire assets and establish wholly owned subsidiaries in various businesses or acquire existing businesses as subsidiaries.

         Standard Commerce intends to promote itself privately. The Company has not yet begun such promotional activities. The Company anticipates that the selection of a business opportunity in which to participate will be complex and risky. Due to general economic conditions, rapid technological advances being made in some industries and shortages of available capital, management believes that there are numerous firms seeking the perceived benefits of a publicly registered corporation. Such perceived benefits may include facilitating or


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improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, providing liquidity (subject to restrictions of applicable statutes), for all shareholders, and other factors. Potentially, available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities difficult and complex.

         Standard Commerce has, and will continue to have, little or no capital with which to provide the owners of business opportunities with any significant cash or other assets. On March 5, 2007 Standard Commerce had a cash balance of approximately $42,283.00. However, management believes the Company will be able to offer owners of acquisition candidates the opportunity to acquire a controlling ownership interest in a publicly registered company without incurring the cost and time required to conduct an initial public offering. The owners of the business opportunities will, however, incur significant legal and accounting costs in connection with the acquisition of a business opportunity, including the costs of preparing Form 8K's, 10K's or 10KSB's, agreements and related reports and documents. The Securities Exchange Act of 1934 (the "34 Act"), specifically requires that any merger or acquisition candidate comply with all applicable reporting requirements, which include providing audited financial statements to be included within the numerous filings relevant to complying with the `34 Act. Nevertheless, the officer and director of Standard Commerce has not conducted market research and is not aware of statistical data which would support the perceived benefits of a merger or acquisition transaction for the owners of a business opportunity.

         The analysis of new business opportunities will be undertaken by, or under the supervision of, the officer and director of the Company with such outside assistance as he may deem appropriate. Management intends to concentrate on identifying preliminary prospective business opportunities, which may be brought to its attention through present associations of the Company's officer and director. In analyzing prospective business opportunities, management will consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; history of operations, if any; prospects for the future; nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of the Company; the potential for growth or expansion; the potential for profit; the perceived public recognition of acceptance of products, services, or trades; name identification; and other relevant factors. Management of Standard Commerce expects to meet personally with management and key personnel of the business opportunity as part of the investigation. To the extent possible, the Company intends to utilize written reports and investigation to evaluate the above factors. The Company will not acquire or merge with any company for which audited financial statements are not available.

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         The foregoing criteria are not intended to be exhaustive and there may be other criteria that management may deem relevant. In connection with an evaluation of a prospective or potential business opportunity, management may be expected to conduct a due diligence review.

         The Officer of Standard Commerce has limited experience in managing companies similar to the Company and shall mainly rely upon his own efforts, in accomplishing the business purposes of the Company. The Company may from time to time utilize outside consultants or advisors to effectuate its business purposes described herein. No policies have been adopted regarding use of such consultants or advisors, the criteria to be used in selecting such consultants or advisors, the services to be provided, the term of service, or regarding the total amount of fees that may be paid. However, because of the limited resources of the Company, it is likely that any such fee the Company agrees to pay would be paid in stock and not in cash.

         The Company will not restrict its search for any specific kind of firms, but may acquire a venture which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its corporate life. It is impossible to predict at this time the status of any business in which the Company may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which the Company may offer. However, Standard Commerce does not intend to obtain funds in one or more private placements to finance the operation of any acquired business opportunity until such time as the Company has successfully consummated such a merger or acquisition.

         The time and costs required to pursue new business opportunities, which includes negotiating and documenting relevant agreements and preparing requisite documents for filing pursuant to applicable securities laws, can not be ascertained with any degree of certainty.

         Management intends to devote such time as it deems necessary to carry out the Company's affairs. The exact length of time required for the pursuit of any new potential business opportunities is uncertain. No assurance can be made that we will be successful in our efforts. We cannot project the amount of time that our management will actually devote to our plan of operation.

         Standard Commerce intends to conduct its activities so as to avoid being classified as an "Investment Company" under the Investment Company Act of 1940, and therefore avoid application of the costly and restrictive registration and other provisions of the Investment Company Act of 1940 and the regulations promulgated thereunder.

Standard Commerce is a Blank Check Company
------------------------------------------

         At present, Standard Commerce is a development stage company with no revenues and has no specific business plan or purpose. Standard Commerce's business plan is to seek new business opportunities or to engage in a merger or acquisition with an unidentified company. As a result, Standard Commerce is a blank check company and any offerings of our securities needs to comply with Rule 419 under the Act. Standard Commerce has no current plans to engage in any such offerings.

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Standard Commerce's Common Stock is a Penny Stock
-------------------------------------------------

Standard Commerce's common stock is a "penny stock," as defined in Rule 3a51-1 under the Exchange Act. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its sales person in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that the broker-dealer, not otherwise exempt from such rules, must make a special written determination that the penny stock is suitable for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure rules have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. So long as the common stock of Standard Commerce is subject to the penny stock rules, it may be more difficult to sell our common stock.


Acquisition of Opportunities

         Management owns 3,000,000 post reverse (60,000,000 pre reverse) shares or 61.2% of the total issued and outstanding shares of Standard Commerce. As a result, management will have substantial flexibility in identifying and selecting a prospective new business opportunity. In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another corporation or entity. It may also acquire stock or assets of an existing business. On the consummation of a transaction, it is probable that the present management and shareholders of the Company will no longer be in control of the Company. In addition, the Company's directors may, as part of the terms of the acquisition transaction, resign and be replaced by new directors without a vote of the Company's shareholders or may sell their stock in the Company. Any and all such sales will only be made in compliance with the securities laws of the United States and any applicable state.

         It is anticipated that any securities issued in any such reorganization would be issued in reliance upon an exemption from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of its transaction, the Company may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter. If such registration occurs, of which there can be no assurance, it will be undertaken by the surviving entity after the Company has successfully consummated a merger or acquisition.

         As part of Standard Commerce's investigation, the officer and director of the Company may personally meet with management and key personnel, may visit and inspect material facilities, obtain analysis and verification of certain information provided, check references of management and key personnel, and take other reasonable investigative measures, to the extent of the Company's limited financial resources and management expertise.

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         With respect to any merger or acquisition, negotiations with target company management are expected to focus on the percentage of the Company which the target company shareholders would acquire in exchange for all of their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, the Company's shareholders will in all likelihood hold a substantially lesser percentage ownership interest in the Company following any merger or acquisition. The percentage ownership may be subject to significant reduction in the event the Company acquires a target company with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company's then shareholders.

         Standard Commerce will participate in a business opportunity only after the negotiation and execution of appropriate written agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require some specific representations and warranties by all of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by each of the parties prior to and after such closing, will outline the manner of bearing costs, including costs associated with the Company's attorneys and accountants, will set forth remedies on default and will include miscellaneous other terms.

         Standard Commerce does not intend to provide it's security holders with any complete disclosure documents, including audited financial statements, concerning an acquisition or merger candidate and its business prior to the consummation of any acquisition or merger transaction.

Conflicts of Interest
---------------------

         Our management is not required to commit his full time to our affairs. As a result, pursuing new business opportunities may require a greater period of time than if he would devote his full time to our affairs. Management is not precluded from serving as an officer or director of any other entity that is engaged in business activities similar to those of Standard Commerce, though management is not currently serving in such a position. Management has not identified and is not currently negotiating a new business opportunity for us. In the future, management may become associated or affiliated with entities engaged in business activities similar to those we intend to conduct. In such event, management may have conflicts of interest in determining to which entity a particular business opportunity should be presented. In general, officers and directors of a Delaware corporation are required to present certain business opportunities to such corporation. In the event that our management has multiple business affiliations, he may have similar legal obligations to present certain business opportunities to multiple entities. In the event that a conflict of interest shall arise, management will consider factors such as reporting status, availability of audited financial statements, current capitalization and the laws of jurisdictions. If several business opportunities or operating entities approach management with respect to a business combination, management will consider the foregoing factors as well as the preferences of the management of the operating company. However, management will act in what he believes will be in the best interests of the shareholders of Standard Commerce and other respective public companies. Standard Commerce shall not enter into a transaction with a target business that is affiliated with management.

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COMPETITION

         Standard Commerce will remain an insignificant participant among the firms which engage in the acquisition of business opportunities. There are many established venture capital and financial concerns which have significantly greater financial and personnel resources and technical expertise than the Company. In view of Standard Commerce's combined extremely limited financial resources and limited management availability, the Company will continue to be at a significant competitive disadvantage compared to the Company's competitors

EMPLOYEES

         Standard Commerce currently has no employees. The business of the Company will be managed by its sole officer and director and such officers or directors which may join the Company in the future, who may become employees of the Company. The Company does not anticipate a need to engage any fulltime employees at this time.

                                  RISK FACTORS
                                  ------------

FORWARD-LOOKING STATEMENTS

         This registration statement on Form 10-SB contains forward-looking statements that are based on current expectations, estimates, forecasts and projections about us, our future performance, the market in which we operate, our beliefs and our management's assumptions. In addition, other written or oral statements that constitute forward-looking statements may be made by us or on our behalf. Words such as "expects", "anticipates", "targets", "goals", "projects", "intends", "plans", "believes", "seeks", "estimates", variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict or assess. Therefore, actual outcomes and results may differ materially from what is expressed or forecast in such forward-looking statements.

DEPENDENCE ON KEY PERSONNEL

         Standard Commerce is dependent upon the continued services of its sole officer and director, Michael Anthony. To the extent that his services become unavailable, Standard Commerce will be required to obtain other qualified personnel and there can be no assurance that it will be able to recruit and hire qualified persons upon acceptable terms.

LIMITED RESOURCES; NO PRESENT SOURCE OF REVENUES.

         At present, our business activities are limited to seeking potential business opportunities. Due to our limited financial and personnel resources, there is only a limited basis upon which to evaluate our prospects for achieving our intended business objectives. We have only limited resources and have no operating income, revenues or cash flow from operations. Our management is


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providing us with funding, on an as needed basis, necessary for us to continue our corporate existence and our business objective to seek new business opportunities, as well as funding the costs, including professional accounting fees, of registering its securities under the Exchange Act and continuing to be a reporting company under the Exchange Act. We have no written agreement with our management to provide any interim financing for any period. In addition, we will not generate any revenues unless and until we enter into a new business, of which there can be no assurance. As of December 31, 2007 we had no cash or cash equivalents. As of the date of the filing of this Registration Statement we have a cash balance of approximately $42,283.00, all of which was provided by our sole officer and director.

BROAD DISCRETION OF MANAGEMENT

         Any person who invests in our securities will do so without an opportunity to evaluate the specific merits or risks of any potential new prospective business in which we may engage. As a result, investors will be entirely dependent on the broad discretion and judgment of management in connection with the selection of a prospective business. There can be no assurance that determinations made by our management will permit us to achieve our business objectives.

ABSENCE OF SUBSTANTIVE DISCLOSURE RELATING TO PROSPECTIVE BUSINESS

         As of the date of this registration statement, we have not yet identified any prospective business or industry in which we may seek to become involved and at present we have no information concerning any prospective business. There can be no assurance that any prospective business opportunity will benefit shareholders or prove to be more favorable to shareholders than any other investment that may be made by shareholders and investors.

THERE IS NO ACTIVE MARKET FOR OUR COMMON STOCK AND NONE MAY DEVELOP OR BE SUSTAINED

         There is currently no active trading market in our shares. There can be no assurance that there will be an active trading market for our securities following commencement of a new business. In the event that an active trading market commences, there can be no assurance as to the market price of our shares of common stock, whether any trading market will provide liquidity to investors, or whether any trading market will be sustained.

UNSPECIFIED INDUSTRY FOR NEW PROSPECTIVE BUSINESS OPPORTUNITIES; UNASCERTAINABLE RISKS

         There is no basis for shareholders to evaluate the possible merits or risks of potential new business opportunities or the particular industry in which we may ultimately operate. To the extent that we effect a business combination with a financially unstable entity or an entity that is in its early stage of development or growth, including entities without established records of revenues or income, we will become subject to numerous risks inherent in the business and operations of that financially unstable company. In addition, to the extent that we effect a business combination with an entity in an industry characterized by a high degree of risk, we will become subject to the currently unascertainable risks of that industry. A high level of risk frequently characterizes certain industries that experience rapid growth. Although management will endeavor to evaluate the risks inherent in a particular new prospective business or industry, there can be no assurance that we will properly ascertain or assess all such risks or that subsequent events may not alter the risks that we perceive at the time of the consummation of any new business opportunity.

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CONFLICTS OF INTEREST

         Our management is not required to commit his full time to our affairs. There may be a conflict of interest in allocating his time in the event that management engages in similar business efforts for other entities. Our management will devote such time, in his sole discretion, to conduct our business, including the evaluation of potential new business opportunities. As a result, the amount of time devoted to our business and affairs may vary significantly depending upon whether we have identified a new prospective business opportunity or are engaged in active negotiations related to a new business. In the event that a conflict of interest shall arise, management will consider factors such as reporting status, availability of audited financial statements, current capitalization and the laws of jurisdictions. If several business opportunities or operating entities approach management with respect to a business combination, management will consider the foregoing factors as well as the preferences of the management of the operating company. However, management will act in what they believe will be in the best interests of the shareholders of Standard Commerce and other respective public companies. Standard Commerce shall not enter into a transaction with a target business that is affiliated with management.

COMPETITION

         Standard Commerce expects to encounter intense competition from other entities seeking to pursue new business opportunities. Many of these entities are well-established and have extensive experience in identifying new prospective business opportunities. Many of these competitors possess greater financial, technical, human and other resources than we do and there can be no assurance that we will have the ability to compete successfully. Based upon our limited financial and personnel resources, we may lack the resources as compared to those of many of our potential competitors.

ADDITIONAL FINANCING REQUIREMENTS

         Standard Commerce has no revenues and is dependent upon the willingness of management to fund the costs associated with the reporting obligations under the Exchange Act, and other administrative costs associated with our corporate existence. As of December 31, 2006, Standard Commerce has paid approximately $40,895 for general and administrative expenses, including accounting fees, reinstatement fees, and other professional fees related to the preparation and filing of this registration statement under the Exchange Act. We may not generate any revenues unless and until the commencement of new business operations. We believe that management will continue to provide sufficient funds to pay accounting and professional fees and other expenses to fulfill our reporting obligations under the Exchange Act until we commence business operations. In the event that our available funds from our management and affiliates prove to be insufficient, we will be required to seek additional financing. Our failure to secure additional financing could have a material adverse affect on our ability to pay the accounting and other fees in order to continue to fulfill our reporting obligations and pursue our business plan. We do not have any arrangements with any bank or financial institution to secure additional financing and there can be no assurance that any such arrangement would be available on terms acceptable and in our best interests. We do not have any written agreement with our affiliates to provide funds for our operating expenses.

STATE BLUE SKY REGISTRATION; POTENTIAL LIMITATIONS ON RESALE OF THE SECURITIES

         The holders of our shares of common stock and those persons who desire to purchase our stock in any trading market that might develop, should be aware that there may be state blue-sky law restrictions upon the ability of investors to resell our securities. Accordingly, investors should consider the secondary market for Standard Commerce's securities to be a limited one.

         It is the present intention of Standard Commerce's management, after the commencement of new business operations, to seek coverage and publication of information regarding our Company in an accepted publication manual which permits a manual exemption. The manual exemption permits a security to be distributed in a particular state without being registered if the Company issuing the security has a listing for that security in a securities manual recognized by the state. However, it is not enough for the security to be listed in a recognized manual. The listing entry must contain (1) the names of issuer's officers, and directors, (2) an issuer's balance sheet, and (3) a profit and loss statement for either the fiscal year preceding the balance sheet or for the most recent fiscal year of operations. Furthermore, the manual exemption is a nonissuer exemption restricted to secondary trading transactions, making it unavailable for issuers selling newly issued securities.

         Most of the accepted manuals are those published in Standard and Poor's, Moody's Investor Service, Fitch's Investment Service, and Best's Insurance Reports, and many states expressly recognize these manuals. A smaller number of states declare that they "recognize securities manuals" but do not specify the recognized manuals. The following states do not have any provisions and therefore do not expressly recognize the manual exemption: Alabama, Georgia, Illinois, Kentucky, Louisiana, Montana, South Dakota, Tennessee, Vermont and Wisconsin.

DIVIDENDS UNLIKELY

         We do not expect to pay dividends for the foreseeable future because we have no revenues. The payment of dividends will be contingent upon our future revenues and earnings, if any, capital requirements and overall financial condition. The payment of any future dividends will be within the discretion of our board of directors. It is our expectation that after the commencement of new business operations that future management will determine to retain any earnings for use in business operations and accordingly, we do not anticipate declaring any dividends in the foreseeable future.

POSSIBLE ISSUANCE OF ADDITIONAL SECURITIES

         Our Articles of Incorporation, as amended, authorize the issuance of 200,000,000 shares of common stock, par value $0.001. As of March 5, 2007, we have 4,948,500 shares issued and outstanding. We may be expected to issue additional shares in connection with our pursuit of new business opportunities and new business operations. To the extent that additional shares of common stock are issued, our shareholders would experience dilution of their respective ownership interests. If we issue shares of common stock in connection with our intent to pursue new business opportunities, a change in control of our Company may be expected to occur. The issuance of additional shares of common stock may adversely affect the market price of our common stock, in the event that an active trading market commences.

COMPLIANCE WITH PENNY STOCK RULES

         Our securities will be considered a "penny stock" as defined in the Exchange Act and the rules thereunder, unless the price of our shares of common stock is at least $5.00. We expect that our share price will be less than $5.00. Unless our common stock is otherwise excluded from the definition of "penny stock", the penny stock rules apply. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its sales person in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that the broker-dealer, not otherwise exempt from such rules, must make a special written determination that the penny stock is suitable for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure rules have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. So long as the common stock is subject to the penny stock rules, it may become more difficult to sell such securities. Such requirements could limit the level of trading activity for our common stock and could make it more difficult for investors to sell our common stock.

GENERAL ECONOMIC RISKS

         Standard Commerce's current and future business plans are dependent, in large part, on the state of the general economy. Adverse changes in economic conditions may adversely affect our plan of operation.

ITEM 2.MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

         The following presentation of management's discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with the Company's consolidated financial statements, the accompanying notes thereto and other financial information appearing elsewhere in this report. This section and other parts of this report contain forward-looking statements that involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements.

OVERVIEW

         Our current activities are related to seeking a new business opportunities. We will use our limited personnel and financial resources in connection with such activities. It may be expected that pursuing a new business opportunity will involve the issuance of restricted shares of common stock. At December 31, 2006, we had no cash assets. At December 31, 2006, the Company had current liabilities of $26,475.

         We have had no revenues in either the year end December 31, 2006 or year end December 31, 2005. In addition, as we had no operations, we had no operating expenses for the year end December 31, 2005. Our operating expenses for the year end December 31, 2006 were $40,895 comprised of general and administrative expenses. Accordingly, we had a net loss of $40,895 and a net loss per share of $.01 for the year end December 31, 2006.

CONTINUING OPERATIONS, LIQUIDITY AND CAPITAL RESOURCES

         During the fiscal period ended December 31, 2006, we received $60,000 through the sale of 60,000,000 pre split (3,000,000 post split) restricted shares to Century Capital Partners, LLC an entity owned and controlled by our officer and director, Michael Anthony. Mr. Anthony paid the Company $17,716 during the fiscal year ended December 31, 2006 and the balance of $42,284 in the first quarter 2007. While we are dependent upon interim funding provided by management to pay professional fees and expenses, we have no written finance agreement with management to provide any continued funding. Moreover, as of December 31, 2006 the Company had accounts payable of $26,475. Although we believe management will continue to fund the Company on an as needed basis, we do not have a written agreement requiring such funding. In addition, future management funding, will more than likely be in the form of loans, for which the Company will be liable to pay back.

         The Board of Directors of the Company has determined that, subject to stockholder approval, the best course of action for the Company is to complete a business combination with an existing business. The Company has limited liquidity or capital resources. As of the date of the filing of this Registration Statement, the Company has a cash balance of $42,284. In the event that the Company cannot complete a merger or acquisition and cannot obtain capital needs for ongoing expenses, including expenses related to maintaining compliance with the Securities laws and filing requirements of the Securities Exchange Act of 1934, the Company could be forced to cease operations.

         Standard Commerce currently plans to satisfy its cash requirements for the next 12 months by borrowing from its officer and director or companies affiliated with its officer and director and believes it can satisfy its cash requirements so long as it is able to obtain financing from these affiliated entities. Standard Commerce currently expects that money borrowed will be used during the next 12 months to satisfy the Company's operating costs, professional fees and for general corporate purposes. The Company may explore alternative financing sources, although it currently has not done so.

         Standard Commerce will use its limited personnel and financial resources in connection with seeking new business opportunities, including seeking an acquisition or merger with an operating company. It may be expected that entering into a new business opportunity or business combination will involve the issuance of a substantial number of restricted shares of common stock. If such additional restricted shares of common stock are issued, the shareholders will experience a dilution in their ownership interest in the Company. If a substantial number of restricted shares are issued in connection with a business combination, a change in control may be expected to occur.

         In connection with the plan to seek new business opportunities and/or effecting a business combination, the Company may determine to seek to raise funds from the sale of restricted stock or debt securities. The Company has no agreements to issue any debt or equity securities and cannot predict whether equity or debt financing will become available at acceptable terms, if at all.

         There are no limitations in the certificate of incorporation on the Company's ability to borrow funds or raise funds through the issuance of restricted common stock to effect a business combination. The Company's limited resources and lack of recent operating history may make it difficult to borrow funds or raise capital. Such inability to borrow funds or raise funds through the issuance of restricted common stock required to effect or facilitate a business combination may have a material adverse effect on the Company's financial condition and future prospects, including the ability to complete a business combination. To the extent that debt financing ultimately proves to be available, any borrowing will subject the Company to various risks traditionally associated with indebtedness, including the risks of interest rate fluctuations and insufficiency of cash flow to pay principal and interest, including debt of an acquired business.

         The Company currently has no plans to conduct any research and development or to purchase or sell any significant equipment. The Company does not expect to hire any employees during the next 12 months.

OFF BALANCE SHEET ARRANGEMENTS

         None.

ITEM 3.  DESCRIPTION OF PROPERTY

         Standard Commerce shares office space with its officer and director at 330 Clematis Street, Suite 217, West Palm Beach, Florida 33401. The Company does not have a lease and the Company pays no rent for the leased space. The Company does not own any properties nor does it lease any other properties. The Company does not believe it will need to maintain an office at any time in the foreseeable future in order to carry out its plan of operations as described herein.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth, as of March 5, 2007, the number and percentage of outstanding shares of common stock which, according to the information supplied to the Company, were beneficially owned by (i) each current director of the Company, (ii) each current executive officer of the Company,
(iii) all current directors and executive officers of the Company as a group, and (iv) each person who, to the knowledge of the Company, is the beneficial owner of more than 5% of the Company's outstanding common stock. Except as otherwise indicated, the persons named in the table below have sole voting and dispositive power with respect to all shares beneficially owned, subject to community property laws (where applicable).

Owner                    Common Shares     Percentage(1)
---------------------------------------------------------------
Michael Anthony(2)         3,000,000        61.2%
----------------------------------------------------------------
Officers and directors as  3,000,000        61.2%
a group (1 persons)

Lam Cheong Kam             1,600,000        32.33%
----------------------------------------------------------------

(1) Based on 4,948,500 shares of common stock outstanding as of March 5, 2007, and taking into effect the 1:20 reverse split effectuated on January 29, 2007.

(2) Held by Century Capital Partners, LLC, a limited liability company of which Mr. Anthony is the managing member and has sole voting power.

There are no arrangements which may result in a change in control of Standard Commerce.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         The following table sets forth the name, age and position held with respect to our present directors and executive officers:

NAME              AGE      POSITION                           EXECUTIVE OFFICER
                                                             AND DIRECTOR SINCE

Michael Anthony   41       Chief Executive Officer,
                           President, Secretary,
                           Treasurer, Director                July 30, 2006

         Our directors are elected to serve until the next annual meeting of shareholders and until their respective successors will have been elected and will have qualified. Officers are not elected for a fixed term of office but hold office until their successors have been elected.

          Mr. Anthony, age 40, has been an officer and director of the Company since July 30, 2006. Mr. Anthony is the Managing Member of Century Capital Partners, LLC., a personal use business consulting company which he formed in May 2001.

         In addition, since November 2004, Mr. Anthony has been President and CEO of Union Equity, Inc. and its wholly owned subsidiary Home Sales 24/7, Inc. Union Equity, Inc. is an Internet based real estate marketing firm.

         On or about July 15, 2005 Mr. Anthony became an officer and director of Ubrandit.com, Inc. a reporting blank check company and resigned his position on October 31, 2006.

ITEM 6. EXECUTIVE COMPENSATION


         No executive compensation was paid during the fiscal period ended June 30, 2004 and September 30, 2003 by Standard Commerce. Standard Commerce has no employment agreement with any of its officers and directors.

         The following tables show, as to the named executive officers, certain information concerning stock options:

                            OPTION GRANTS DURING 2006

                                      PERCENT OF TOTAL
                                      OPTIONS GRANTED TO
              NUMBER OF SECURITIES    EMPLOYEES IN FISCAL      EXERCISE OR BASE
NAME          UNDERLYING OPTIONS      YEAR                     PRICE ($/SH)         EXPIRATION DATE
----          ------------------      ----                     ------------         ---------------

NONE


                AGGREGATED OPTIONS EXERCISES IN LAST FISCAL YEAR
                            AND FY-END OPTION VALUES

              SHARES
              ACQUIRED            VALUE          NUMBER OF SECURITIES UNDERLYING         VALUE OF UNEXERCISED IN
NAME          ON EXERCISE         REALIZED       UNEXERCISED OPTIONS AT FY-END (#)       THE MONEY OPTIONS
----          -----------         --------       ---------------------------------       -----------------

                                                   EXERCISABLE  UNEXERCISABLE           EXERCISABLE  UNEXERCISABLE
                                                   -----------  -------------           -----------  -------------
NONE


COMPENSATION OF DIRECTORS

Standard Commerce's directors are not compensated for their services as directors of the Company.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

         During the last three years, to the knowledge of the Company, there was no person who had or has a direct or indirect material interest in any transaction or proposed transaction to which the Company was or is a party. Transactions in this context relate to any transaction which exceeds $120,000 or one percent of the average of the Company's total assets at year end for the last three completed fiscal years.

         Laura Anthony, Esquire is corporate and securities counsel to the Company. Laura Anthony is Michael Anthony's wife and a non-voting minority member of Century Capital Partners, LLC. Ms. Anthony's legal fees for the fiscal year end December 31, 2006 totaled $20,000.

         Standard Commerce does not have any outside directors.

ITEM 8. DESCRIPTION OF SECURITIES

General

         The Company's authorized capital stock consists of 200,000,000 shares of Common Stock, $.001 par value, and 1,000,000 shares of Preferred stock, $.001 par value. As of March 5, 2007 there were 4,948,500 shares of Common Stock issued and outstanding and no shares of Preferred Stock, $0.001 par value, issued and outstanding.

Common Stock

         Each holder of Common Stock is entitled to one vote for each share owned of record on all matters voted upon by shareholders, and a majority vote is required for all actions to be taken by shareholders. In the event of a liquidation, dissolution or winding-up of the Company, the holders of Common Stock are entitled to share equally and ratably in the assets of the Company, if any, remaining after the payment of all debts and liabilities of the Company. The Common Stock has no preemptive rights, no cumulative voting rights and no redemption, sinking fund or conversion provisions.

Dividends

         Holders of Common Stock are entitled to receive dividends if, as and when declared by the Board of Directors out of funds legally available therefore, subject to any dividend restrictions imposed by the Company's creditors. No dividend or other distribution (including redemptions or repurchases of shares of capital stock) may be made if, after giving effect to such distribution, the Company would not be able to pay its debts as they become due in the normal course of business, or the Company's total assets would be less than the minimum of its total liabilities.

Preferred Stock

         The Board of Directors of the Company is authorized (without any further action by the shareholders) to issue Preferred Stock in one or more series and to fix the voting rights, liquidation preferences, dividend rates, conversion rights, redemption rights and terms, including sinking fund provisions, and certain other rights and preferences. Satisfaction of any dividend preferences of outstanding Preferred Stock would reduce the amount of funds available for the payment of dividends, if any, on the Common Stock. In addition, holders of the Preferred Stock would normally be entitled to receive a preference payment in the event of any liquidation, dissolution or winding up of the Company before any payment is made to holders of Common Stock. In addition, under certain circumstances, the issuance of Preferred Stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of the Company's securities, or the removal of incumbent management. The Board of Directors of the Company, without shareholder approval, may issue Preferred Stock with dividend, liquidation, redemption, voting and conversion rights which could adversely affect the holders of Common Stock.

         At present, Standard Commerce has no intention to issue any preferred shares nor adopt any series, preferences or other classification of its preferred shares.

Options and Warrants

None

Transfer Agent

         The transfer agent for the Company's shares of common stock is Island Stock Transfer, Inc., 100 Second Avenue S., Suite 300N, St. Petersburg, Florida 33701.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE COMPANY'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

MARKET INFORMATION

         The Company's common stock is traded on the "Pink Sheets" under the symbol "STCC.PK". Such trading of our common stock is limited and sporadic. To the best knowledge of the Company, there has been no active trading activity for approximately the past two years.

         The table below sets forth the high and low bid quotations for the Company's Common Stock for each quarter of fiscal 2005 and fiscal 2006. The quotations below reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions:

                                  Closing Bids
                                  ------------

                                            HIGH          LOW
                                            ----          ---
   2006
   ----

Quarter ended December 31, 2006             $0.10          $0.10
Quarter ended September 30, 2006            $0.10          $0.10
Quarter ended June 30, 2006                 $0.30          $0.10
Quarter ended March 31, 2006                $0.30          $0.30

   2005
   ----

Quarter ended December 31, 2005             $0.30          $0.30
Quarter ended September 30, 2005            $0.30          $0.30
Quarter ended June 30, 2005                 $0.20          $0.20
Quarter ended March 31, 2005                $0.20          $0.20

         At the time of filing of this amended registration statement on Form 10-SB/12g, there is no common stock that is subject to outstanding options or warrants to purchase or securities convertible into, common equity of the Company.

         It is the position of the Securities and Exchange Commission, in a No Action Letter to OTC Compliance at the NASD, dated January 21, 2000, that Rule 144 is not available for resale transactions involving securities sold by promoters and affiliates of a blank check company, and their transferees, and anyone else who has been issued securities from a blank check company, and that securities issued by a blank check company to promoters and affiliates, and their transferees, can only be resold through registration under the Act. Promoters and affiliates of a blank check company will be considered underwriters under the Securities Act when reselling the securities of a blank check company. At present, the Company is a development stage company with no revenues and has no specific business plan or purpose. The Company's business plan is to seek new business opportunities or to engage in a merger or acquisition with an unidentified company. As a result, the Company is a blank check company.

         At the time of filing of this amended registration statement on Form 10-SB/12g, there is approximately 289,250 shares of common stock that could be sold pursuant to Rule 144(k), all of which were issued while the Company was operating in the years 2000 through 2002.

         The ability of individual shareholders to trade their shares in a particular state may be subject to various rules and regulations of that state. A number of states require that an issuer's securities be registered in their state or appropriately exempted from registration before the securities are permitted to trade in that state.

         Standard Commerce is not and is not proposing to publicly offer any securities at this time.

         From time-to-time the Company may grant options or warrants, or promise registration rights to certain shareholders. The Company has no control over the number of shares of its common stock that its shareholders sell. The price of the Company's stock may be adversely affected if large amounts are sold in a short period.

         The Company's shares most likely will be subject to the provisions of
Section 15(g) and Rule 15g-9 of the Exchange Act, commonly referred to as the "penny stock" rule. Section 15(g) sets forth certain requirements for transactions in penny stocks and Rule 15g-9(d)(1) incorporates the definition of penny stock as that used in Rule 3a51-1 of the Exchange Act.

         The SEC generally defines penny stock to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions. Rule 3a51-1 provides that any equity security is considered to be a penny stock unless that security is: registered and traded on a national securities exchange meeting specified criteria set by the SEC; authorized for quotation on The NASDAQ Stock Market; issued by a registered investment company; excluded from the definition on the basis of price (at least $5.00 per share) or the issuer's net tangible assets; or exempted from the definition by the SEC. Broker-dealers who sell penny stocks to persons other than established customers and accredited investors (generally persons with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse), are subject to additional sales practice requirements.

         For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of such securities and must have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the first transaction, of a risk disclosure document relating to the penny stock market. A broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, and current quotations for the securities. Finally, monthly statements must be sent to clients disclosing recent price information for the penny stocks held in the account and information on the limited market in penny stocks. Consequently, these rules may restrict the ability of broker-dealers to trade and/or maintain a market in our common stock and may affect the ability of shareholders to sell their shares.

         As of March 5, 2007, there were approximately 15 holders of record of our common stock. This number does not include an indeterminate number of shareholders whose shares are held by brokers in street name.

Dividends

         The Company has not declared any dividends since inception and does not anticipate paying any dividends in the foreseeable future. The payment of dividends is within the discretion of the Board of Directors and will depend on the Company's earnings, capital requirements, financial condition, and other relevant factors. There are no restrictions that currently limit the Company's ability to pay dividends on its Common Stock other than those generally imposed by applicable state law.

Equity Compensation Plans

         We have no equity compensation plans.

ITEM 2. LEGAL PROCEEDINGS

         On July 31, 2006, In its Order Granting the PETITION FOR APPOINTMENT OF MICHAEL ANTHONY AS CUSTODIAN OF SHAO TONG CHUAN HEALTH VEGETARIAN FOODS (USA) HOLDINGS, INC. PURSUANT TO NRS 78.34 the Eighth District Court, Clark County, Nevada approved an Order granting the custodianship of the company to Michael Anthony. The material terms of the transaction confirmed by the Clark County Court generally authorize Mr. Anthony to appoint new members to the Company's board of directors and to take any and all actions on behalf of the Company permitted by Nevada Statutes Section 78.347. On September 27, 2006, the Eighth District Court, Clark County, Nevada granted the motion of the Custodian and discharged the Custodian and closed the matter.

         Standard Commerce's officers and directors are not aware of any threatened or pending litigation to which the Company is a party or which any of its property is the subject and which would have any material, adverse effect on the Company.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         In its two most recent fiscal years or any later interim period, the Company has had no disagreements with its independent accountants.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

         The following is a list of unregistered securities sold by the Company within the last three years including the date sold, the title of the securities, the amount sold, the identity of the person who purchased the securities, the price or other consideration paid for the securities, and the section of the Securities Act of 1933 under which the sale was exempt from registration as well as the factual basis for claiming such exemption.

         On August 1, 2006, the Company sold 60,000,000 (pre split - 3,000,000 post split) shares of its common stock to Century Capital Partners, LLC in exchange for $60,000. The Company believes that the issuance and sale of the restricted shares was exempt from registration pursuant to Section 4(2) of the Act as privately negotiated, isolated, non-recurring transactions not involving any public solicitation. An appropriate restrictive legend is affixed to the stock certificates issued in such transactions.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Standard Commerce Inc. is a Delaware corporation. Section 252 of the Delaware General Corporation Law (DGCL) provides that the articles of incorporation of a Delaware corporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except that any such provision may not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its shareholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) acts specified in
Section 7-108-403 (concerning unlawful distributions), or (iv) any transaction from which a director directly or indirectly derived an improper personal benefit. The Company's articles of incorporation contain a provision eliminating the personal liability of directors to Standard Commerce or Standard Commerce shareholders for monetary damages to the fullest extent provided by the DGCL.

         Section 242 of the DGCL provides that a Delaware corporation must indemnify a person who was wholly successful, on the merits or otherwise, in defense of any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative and whether formal or informal (a "Proceeding"), in which he or she was a party because the person is or was a director, against reasonable expenses incurred by him or her in connection with the Proceeding, unless such indemnity is limited by the corporation's articles of incorporation. The Company's articles of incorporation do not contain any such limitation.

         Section 242 of the DGCL provides that a Delaware corporation may indemnify a person made a party to a Proceeding because the person is or was a director against any obligation incurred with respect to a Proceeding to pay a judgment, settlement, penalty, fine (including an excise tax assessed with respect to an employee benefit plan) or reasonable expenses incurred in the Proceeding if the person conducted himself or herself in good faith and the person reasonably believed, in the case of conduct in an official capacity with the corporation, that the person's conduct was in the corporation's best interests and, in all other cases, his or her conduct was at least not opposed to the corporation's best interests and, with respect to any criminal proceedings, the person had no reasonable cause to believe that his or her conduct was unlawful. The Company's articles of incorporation and bylaws allow for such indemnification. A corporation may not indemnify a director in connection with any Proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or, in connection with any other Proceeding charging that the director derived an improper personal benefit, whether or not involving actions in an official capacity, in which Proceeding the director was judged liable on the basis that he or she derived an improper personal benefit. Any indemnification permitted in connection with a Proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with such Proceeding.

         Under 242 of the DGCL, unless otherwise provided in the articles of incorporation, a Delaware corporation may indemnify an officer, employee, fiduciary, or agent of the corporation to the same extent as a director and may indemnify such a person who is not a director to a greater extent, if not inconsistent with public policy and if provided for by its bylaws, general or specific action of its board of directors or shareholders, or contract. The Company's articles of incorporation provide for indemnification of directors, officers, employees, fiduciaries and agents of WVR to the full extent permitted by Delaware law.

         PART F/S

         The Company's audited financial statements for the fiscal years ended December 31, 2006 and 2005 are attached hereto as F-1 through F-10.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

                                MICHAEL F. CRONIN
                           CERTIFIED PUBLIC ACCOUNTANT
                             1574 EAGLE NEST CIRCLE
                            WINTER SPRINGS, FL 32708



Board of Directors and Shareholders
Standard Commerce, Inc.
West Palm Beach, Florida


I have audited the accompanying balance sheets of Standard Commerce, Inc. as of December 31, 2006 and 2005 and the related statements of operations, stockholders' deficiency and cash flows for the years then ended. The financial statements are the responsibility of the directors. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with standards established by the Public Company Accounting Oversight Board. Those standards require that I plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor was I engaged to perform, an audit of its internal control over financial reporting. My audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, I express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Standard Commerce, Inc. as of December 31, 2006 and 2005 and the results of its operations, its cash flows and changes in stockholders' deficiency for the years then ended in conformity with accounting principles generally accepted in the United States.


February 15, 2007


/s/ Michael F. Cronin
----------------------------
Michael F. Cronin

Certified Public Accountant


                                       Standard Commerce, Inc.
                                           Balance Sheets
                                                                           December 31,
                                                                      -----------------------
                                                                         2006          2005
---------------------------------------------------------------------------------------------

                                      ASSETS
Current assets
Cash                                                                  $      0       $      0
Prepaid expenses                                                             0              0
                                                                      --------       --------
  Total current assets                                                       0              0

---------------------------------------------------------------------------------------------
Total Assets                                                          $      0       $      0
---------------------------------------------------------------------------------------------

                     LIABILITIES AND STOCKHOLDERS' DEFICIENCY
Current liabilities:
Accounts payable-trade                                                $ 26,475       $      0
Current portion of long term debt                                            0              0
                                                                      --------       --------
 Total current liabilities                                              26,475              0

Long term debt                                                               0              0

Stockholders' Deficiency:
Preferred stock                                                              0              0
Common stock-200,000,000 authorized $0.001 par value
4,948,500 issued & outstanding (1,948,500 in 2005)                       4,949          1,949
Additional paid-in capital                                              94,022         37,021
Common stock subscriptions receivable                                  (45,580)             0
Deficit accumulated since Quasi-Reorganization December 31, 2004       (79,865)       (38,970)
                                                                      --------       --------
Total Stockholders' Deficiency                                         (26,475)             0

---------------------------------------------------------------------------------------------
Total Liabilities & Stockholders' Deficiency                          $      0       $      0
---------------------------------------------------------------------------------------------

See Summary of Significant Accounting Policies and Notes to Financial Statements.


                                      F-1



                                       Standard Commerce, Inc.
                                       Statement of Operations

                                                           ------------------------------
                                                            Fiscal Years Ended December
                                                                        31,
                                                           ------------------------------
                                                               2006              2005
                                                           ------------     -------------

Revenue                                                    $         0       $         0

Costs & Expenses:
  General & administrative                                      40,895                 0
  Impairment of Long Lived Assets                                    0                 0
  Interest                                                           0                 0
                                                           -----------       -----------
  Total Costs & Expenses                                        40,895                 0

----------------------------------------------------------------------------------------
Net Loss                                                   $   (40,895)      $         0
----------------------------------------------------------------------------------------

Basic and diluted per share amounts:
Continuing operations                                      $     (0.01)              Nil
Discontinued operations                                            Nil               Nil
----------------------------------------------------------------------------------------
Basic and diluted net loss                                 $     (0.01)              Nil
----------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------
Weighted average shares outstanding (basic & diluted)        3,197,815         1,948,500
----------------------------------------------------------------------------------------

See Summary of Significant Accounting Policies and Notes to Financial Statements.

                                      F-2



                                       Standard Commerce, Inc.
                                       Statement of Cash Flows

                                                                --------------------------
                                                                   Fiscal Years Ended
                                                                      December 31,
                                                                --------------------------
                                                                     2006          2005
                                                                ------------   -----------
Cash flows from operating activities:
Net Loss                                                        ($40,895)      $      0
Adjustments required to reconcile net loss
      to cash used in operating activities:
Expenses paid by issuance of equity instruments                        0              0
Non cash expenses & impairment  charges                                0              0
Increase in allowance for doubtful accounts
Gain from discontinued operations                                      0              0
(Increase) decrease in current assets                                  0              0
Increase (decrease) in accounts payable & accrued expenses        26,475              0
----------------------------------------------------------------------------------------
 Cash flows used by operating activities:                        (14,420)             0
----------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------
  Cash used in investing activities                                    0              0
----------------------------------------------------------------------------------------

 Cash flows from financing activities:
Proceeds from issuance of common stock                            14,420              0
----------------------------------------------------------------------------------------
  Cash generated by financing activities                          14,420              0
----------------------------------------------------------------------------------------

Change in cash                                                        (0)             0
Cash-beginning of period                                               0              0
----------------------------------------------------------------------------------------
Cash-end of period                                              ($     0)      $      0
----------------------------------------------------------------------------------------


See Summary of Significant Accounting Policies and Notes to Financial Statements.

                                      F-3



                                                      Standard Commerce, Inc.
                                               Statement of Stockholders' Deficiency


                                                                 Common Stock
                                        ---------------------------------------------------------------
                                                                                                             Deficit Accumulated
                                                                           Additional                              since
                                                                             paid-in        Subscriptions   Quasi-Reorganization
                                         Shares            Common Stock      capital          Receivable      December 31, 2004
--------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2004-
  (restated to reflect 1:20
  reverse stock split effective
  January 29, 2007)                     1,948,500         $    1,949        $   37,021        $        0         ($  38,970)
--------------------------------------------------------------------------------------------------------------------------------
Net Income                                                                                                                0
--------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2005            1,948,500              1,949            37,021                 0            (38,970)
--------------------------------------------------------------------------------------------------------------------------------
Stock issued for cash                   3,000,000              3,000            57,000           (45,580)
Net Loss                                                                                                            (40,895)
--------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2006            4,948,500              4,949        $   94,021        ($  45,580)        ($  79,865)
--------------------------------------------------------------------------------------------------------------------------------

See Summary of Significant Accounting Policies and Notes to Financial Statements.


                             STANDARD COMMERCE, INC.
                                 BACKGROUND AND
                         SIGNIFICANT ACCOUNTING POLICIES
                                December 31, 2006


THE COMPANY


ORGANIZATIONAL BACKGROUND: Standard Commerce, Inc., (the "Company"), was originally formed in December 1994 in Nevada as Vietnam/US International Trade Corp. In June 1999 Company was sold and changed its name to Pioneer Spirit 2000.In May 2000 we changed our name to Mighty Star, Ltd. In April 2003 we changed our name to Shao Tong Chuan Health Vegetarian Foods (USA) Holdings, Inc and ceased all operations shortly thereafter. On January 8, 2007 we reorganized as a Delaware corporation and changed our name to Standard Commerce, Inc.

CLARK COUNTY COURT, NEVADA PROCEEDINGS: On July 31, 2006, the Clark County Court, Nevada approved an Order granting the custodianship of the company to Michael Anthony. The material terms of the transaction confirmed by the Clark County Court generally authorize Mr. Anthony to appoint new members to the Registrant's board of directors and to take any and all actions on behalf of the Company permitted by Nevada Statutes Section 78.347.

BASIS OF PRESENTATION- QUASI-REORGANIZATION: As of December 31, 2004, we concluded our period of reorganization by reaching a settlement agreement with all of our significant creditors. We, as approved by our Board of Directors, elected to state our December 31, 2004 balance sheet as a "quasi-reorganization", pursuant to ARB 43. These rules require the revaluation of all assets and liabilities to their current values through a current charge to earnings and the elimination of any deficit in retained earnings by charging paid-in-capital. From January 2005 forward, we have recorded net income (and net losses) to retained earnings and (accumulated deficit).


SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

CASH AND CASH EQUIVALENTS: For financial statement presentation purposes, the Company considers those short-term, highly liquid investments with original maturities of three months or less to be cash or cash equivalents.

PROPERTY AND EQUIPMENT: New property and equipment are recorded at cost. Property and equipment included in the bankruptcy proceedings and transferred to the Trustee had been valued at liquidation value. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally 5 years. Expenditures for renewals and betterments are capitalized. Expenditures for minor items, repairs and maintenance are charged to operations as incurred. Gain or loss upon sale or retirement due to obsolescence is reflected in the operating results in the period the event takes place.

VALUATION OF LONG-LIVED ASSETS: We review the recoverability of our long-lived assets including equipment, goodwill and other intangible assets, when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on our ability to recover the carrying value of the asset from the expected future pre-tax cash flows (undiscounted and without interest charges) of the related operations. If these cash flows are less than the carrying value of such asset, an impairment loss is recognized for the difference between estimated fair value and carrying value. Our primary measure of fair value is based on discounted cash flows. The measurement of impairment requires management to make estimates of these cash flows related to long-lived assets, as well as other fair value determinations.

STOCK BASED COMPENSATION: Stock-based awards to non-employees are accounted for using the fair value method in accordance with SFAS No. 123R, ACCOUNTING FOR STOCK-BASED COMPENSATION, and EITF Issue No. 96-18, ACCOUNTING FOR EQUITY INSTRUMENTS THAT ARE ISSUED TO OTHER THAN EMPLOYEES FOR ACQUIRING, OR IN CONJUNCTION WITH SELLING GOODS OR SERVICES.

On January 1, 2006, we adopted the provisions of Statement of Financial Accounting Standards ("SFAS") 123R, "Share-Based Payment" ("SFAS 123(R)"), which requires that companies measure and recognize compensation expense at an amount equal to the fair value of share-based payments granted under compensation arrangements. Prior to January 1, 2006, we accounted for our stock-based compensation plans under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion 25, "Accounting for Stock Issued to Employees," and related interpretations, and would typically recognize no compensation expense for stock option grants if options granted had an exercise price equal to the market value of the underlying common stock on the date of grant.

We adopted SFAS 123(R) using the "modified prospective" method, which results in no restatement of prior period amounts. Under this method, the provisions of SFAS 123(R) apply to all awards granted or modified after the date of adoption. In addition, compensation expense must be recognized for any unvested stock option awards outstanding as of the date of adoption on a straight-line basis over the remaining vesting period. We calculate the fair value of options using a Black-Scholes option pricing model. We do not currently have any outstanding options subject to future vesting therefore no charge is required for the year ended September 30, 2006. SFAS 123(R) also requires the benefits of tax deductions in excess of recognized compensation expense to be reported in the Statement of Cash Flows as a financing cash inflow rather than an operating cash inflow. In addition, SFAS 123(R) required a modification to the Company's calculation of the dilutive effect of stock option awards on earnings per share. For companies that adopt SFAS 123(R) using the "modified prospective" method, disclosure of pro forma information for periods prior to adoption must continue to be made.

ACCOUNTING FOR OBLIGATIONS AND INSTRUMENTS POTENTIALLY TO BE SETTLED IN THE COMPANY'S OWN STOCK: We account for obligations and instruments potentially to be settled in the Company's stock in accordance with EITF Issue No. 00-19, ACCOUNTING FOR DERIVATIVE FINANCIAL INSTRUMENTS INDEXED TO, AND POTENTIALLY SETTLED IN A COMPANY'S OWN STOCK. This issue addresses the initial balance sheet classification and measurement of contracts that are indexed to, and potentially settled in, the Company's own stock.

Under EITF Issue No. 00-19 contracts are initially classified as equity or as either assets or liabilities, in the following situations:

     Equity
         - Contracts that require physical settlement or net-share settlement; and
         - Contracts that give the company a choice of net-cash settlement or settlement in its own shares (physical settlement or net-share settlement), assuming that all the criteria for equity classification have been met.

     Assets or Liabilities
         - Contracts that require net-cash settlement (including a requirement to net-cash settle the contract if an event occurs and if that event is outside the control of the company); and
         - Contracts that give the counterparty a choice of net-cash settlement or settlement in shares (physical settlement or net-share settlement).

All contracts are initially measured at fair value and subsequently accounted for based on the current classification. Contracts initially classified as equity do not recognize subsequent changes in fair value as long as the contracts continue to be classified as equity. For contracts classified as assets or liabilities, the Company reports changes in fair value in earnings and discloses these changes in the financial statements as long as the contracts remain classified as assets or liabilities. If contracts classified as assets or liabilities are ultimately settled in shares, any previously reported gains or losses on those contracts continue to be included in earnings. The classification of a contract is reassessed at each balance sheet date.

In accordance with EITF Issue No. 00-19, a transaction which includes a potential for net-cash settlement, including liquidated damages, requires that derivative financial instruments, including warrants and additional investment rights, initially be recorded at fair value as an asset or liability and subsequent changes in fair value be reflected in the statement of operations. The recorded value of the liability for such derivatives can fluctuate significantly based on fluctuations in the market value of the underlying common stock of the issuer of the derivative instruments, as well as in the volatility of the stock price during the term used for observation and the remaining term.

Warrant Derivative Liabilities

We account for warrants issued in connection with financing arrangements in accordance with EITF Issue No. 00-19, ACCOUNTING FOR DERIVATIVE FINANCIAL INSTRUMENTS INDEXED TO, AND POTENTIALLY SETTLED IN, A COMPANY'S OWN STOCK. Pursuant to EITF Issue No. 00-19, an evaluation of specifically identified conditions is made to determine whether the fair value of warrants issued is required be classified as a derivative liability. The fair value of warrants classified as derivative liabilities is adjusted for changes in fair value at each reporting period, and the corresponding non-cash gain or loss is recorded in current period earnings

FAIR VALUE OF FINANCIAL INSTRUMENTS: Statements of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments. Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31 2006. The respective carrying value of certain on-balance sheet financial instruments approximated their fair values.

These financial instruments include cash and cash equivalents, accounts payable and accrued expenses. Fair values were assumed to approximate carrying values for these financial instruments since they are short-term in nature and their carrying amounts approximate fair values or they are receivable or payable on demand.

EARNINGS PER COMMON SHARE: Basic net loss per share is computed using the weighted average number of common shares outstanding during the period. Diluted net loss per common share is computed using the weighted average number of common and dilutive equivalent shares outstanding during the period. Dilutive common equivalent shares consist of options to purchase common stock (only if those options are exercisable and at prices below the average share price for the period) and shares issueable upon the conversion of our Preferred Stock. Due to the net losses reported, dilutive common equivalent shares were excluded from the computation of diluted loss per share, as inclusion would be anti-dilutive for the periods presented. Except as otherwise noted, all share, option and warrant numbers have been restated to give retroactive effect to our reverse split. All per share disclosures retroactively reflect shares outstanding or issuable as though the reverse split had occurred January 1, 2005.

There were no common equivalent shares required to be added to the basic weighted average shares outstanding to arrive at diluted weighted average shares outstanding in 2006 or 2005.

INCOME TAXES: We must make certain estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments occur in the calculation of certain tax assets and liabilities, which arise from differences in the timing of recognition of revenue and expense for tax and financial statement purposes.

Deferred income taxes are recorded in accordance with SFAS No. 109, "ACCOUNTING FOR INCOME TAXES," or SFAS 109. Under SFAS No. 109, deferred tax assets and liabilities are determined based on the differences between financial reporting and the tax basis of assets and liabilities using the tax rates and laws in effect when the differences are expected to reverse. SFAS 109 provides for the recognition of deferred tax assets if realization of such assets is more likely than not to occur. Realization of our net deferred tax assets is dependent upon our generating sufficient taxable income in future years in appropriate tax jurisdictions to realize benefit from the reversal of temporary differences and from net operating loss, or NOL, carryforwards. We have determined it more likely than not that these timing differences will not materialize and have provided a valuation allowance against substantially all of our net deferred tax asset. Management will continue to evaluate the realizability of the deferred tax asset and its related valuation allowance. If our assessment of the deferred tax assets or the corresponding valuation allowance were to change, we would record the related adjustment to income during the period in which we make the determination. Our tax rate may also vary based on our results and the mix of income or loss in domestic and foreign tax jurisdictions in which we operate.

In addition, the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations. We recognize liabilities for anticipated tax audit issues in the U.S. and other tax jurisdictions based on our estimate of whether, and to the extent to which, additional taxes will be due. If we ultimately determine that payment of these amounts is unnecessary, we will reverse the liability and recognize a tax benefit during the period in which we determine that the liability is no longer necessary. We will record an additional charge in our provision for taxes in the period in which we determine that the recorded tax liability is less than we expect the ultimate assessment to be.

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," ("SFAS 109") which requires recognition of estimated income taxes payable or refundable on income tax returns for the current year and for the estimated future tax effect attributable to temporary differences and carry-forwards. Measurement of deferred income tax is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized.


RECENT ACCOUNTING PRONOUNCEMENTS

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections," which replaces APB Opinion No. 20 "Accounting Changes," and FASB Statement No. 3 "Reporting Accounting Changes in Interim Financial Statements," and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. This Statement shall be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Early adoption is permitted for accounting changes and corrections of errors made in fiscal years beginning after the date this Statement is issued. We do not believe that adoption of SFAS 154 will have a material impact on our financial statements.

                             STANDARD COMMERCE, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 2006


1.   COURT PROCEEDINGS:

On July 31, 2006, Clark County Court, Nevada approved an Order granting the custodianship of the company to Michael Anthony. The appointment is requires the custodian is to continue the business of the corporation and not to liquidate its affairs or distribute its assets. The material terms of the transaction confirmed by the Clark County Court generally authorize Mr. Anthony to appoint new members to the Registrant's board of directors and to take any and all actions on behalf of the Company permitted by Nevada Statutes Section 78.347, including actions to:

         - settle affairs, collect outstanding debts, sell and convey property, real and personal
         - demand, sue for, collect, receive and take into his or their possession all the goods and chattels, rights and credits, moneys and effects, lands and tenements, books, papers, choses in action, bills, notes and property, of every description of the corporation
         - institute suits at law or in equity for the recovery of any estate, property, damages or demands existing in favor of the corporation
         - exercise the rights and authority of a Board of Directors and Officers in accordance with state law, the articles and bylaws

The accounts of any former subsidiaries were not included and have not been carried forward.

RESULTANT CHANGE IN CONTROL: In connection with the Order confirming custodianship of the company to Mr. Anthony approved on July 31, 2006, Michael Anthony became our sole director on September 7, 2006. As sole director, Michael Anthony entered into an agreement with Century Capital Partners (CCP) whereby CCP agreed to make an investment of paid in capital of $60,000 to be used to pay for costs and expenses necessary to bring us back into compliance with state and federal securities laws and bring current all Securities and Exchange disclosure obligations. CCP will also assist the company in locating suitable merger candidates. In exchange for the $60,000 and future consulting services, CCP was issued 60,000,000 shares of common stock on August 1, 2006.

Mr. Anthony is the managing member of CCP, a limited liability company, and has sole voting and dispositive control.


2. INCOME TAXES:

We have adopted SFAS 109 which provides for the recognition of a deferred tax asset based upon the value the loss carry-forwards will have to reduce future income taxes and management's estimate of the probability of the realization of these tax benefits. Our net operating loss carryovers incurred prior to 2005 considered available to reduce future income taxes were reduced or eliminated through our recent change of control (I.R.C. Section 382(a)) and the continuity of business limitation of I.R.C. Section 382(c).

We have a current operating loss carry-forward of $ 17,000 resulting in deferred tax assets of $2,550. We have determined it more likely than not that these timing differences will not materialize and have provided a valuation allowance against substantially all our net deferred tax asset.

Future utilization of currently generated federal and state NOL and tax credit carry forwards may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended and similar state provisions. The annual limitation may result in the expiration of NOL and tax credit carry forwards before full utilization.

3. COMMITMENTS:

The Company is not a party to any leases and does not have any commitments


4. STOCKHOLDERS' EQUITY:

         REVERSE STOCK SPLIT
On January12, 2007 we declared a reverse split of our common stock. The formula provided that every twenty (20) issued and outstanding shares of common stock of the Corporation be automatically split into 1 share of common stock. Any resulting share ownership interest of fractional shares was rounded up to the first whole integer in such a manner that all rounding was done to the next single share and each and every shareholder would own at least 1 share. The reverse stock split was effective January 29, 2007 for holders of record at January 29, 2007. Except as otherwise noted, all share, option and warrant numbers have been restated to give retroactive effect to this reverse split. All per share disclosures retroactively reflect shares outstanding or issuable as though the reverse split had occurred January 1, 2004.

         COMMON STOCK
We are currently authorized to issue up to 200,000,000 shares of $ 0.001 par value common stock. All issued shares of common stock are entitled to vote on a 1 share/1 vote basis. On August 1, 2006, pursuant to the Custodial Court Order dated July 31, 2006, we issued 60,000,000 shares of common stock resulting in a change of control.

         PREFERRED STOCK
We are currently authorized to issue up to 1,000,000 shares of $ 0.001 preferred stock. On January 25, 2007 the board of directors approved the cancellation of all previously issued preferred shares and approved the cancellation and extinguishment of all common and preferred share conversion rights of any kind, including without limitation, warrants, options, convertible debt instruments and convertible preferred stock of every series and accompanying conversion rights of any kind.

         STOCK BASED COMPENSATION
Stock based compensation is accounted for by using the intrinsic value based method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). The Company has adopted Statements of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation, ("SFAS 123") which allows companies to either continue to account for stock based compensation to employees under APB 25, or adopt a fair value based method of accounting. The Company has elected to continue to account for stock based compensation to employees under APB 25. APB 25 recognizes compensation expense for options granted to employees only when the market price of the stock exceeds the grant exercise price at the date of the grant. The amount reflected as compensation expense is measured as the difference between the exercise price and the market value at the date of the grant.

There are no employee or non-employee options grants.


4. SUBSEQUENT EVENT:

         REVERSE STOCK SPLIT
On January12, 2007 we declared a reverse split of our common stock. The formula provided that every twenty (20) issued and outstanding shares of common stock of the Corporation be automatically split into 1 share of common stock. Any resulting share ownership interest of fractional shares was rounded up to the first whole integer in such a manner that all rounding was done to the next single share and each and every shareholder would own at least 1 share. The reverse stock split was effective January 29, 2007 for holders of record at January 29, 2007.

                                    PART III

ITEM 1. INDEX TO EXHIBITS


Exhibit No.           Document
--------------------------------------------------------------------------------

3.1.1                 Original Articles of Incorporation dated December, 1994

3.1.2                 Amendment to Articles of Incorporation - June, 1999

3.1.3                 Amendment to Articles of Incorporation - May, 2000

3.1.4                 Amendment to Articles of Incorporation - April, 2003

3.1.5                 Amendment to Articles of Incorporation - December, 2006

3.1.6                 Articles of Incorporation - Delaware - December, 2006

3.1.7                 Amendment to Articles of Incorporation - January, 2007

3.2                   By-Laws

23.1                  Consent of Michael Cronin, CPA



                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amended registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                  Standard Commerce, Inc.

                  /s/ Michael Anthony
                  ------------------------------------
                  Name: Michael Anthony
                  Title: President/CEO and Director
                  March 5, 2007


                                       24